[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL W. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada


March 8, 2006



Mark P. Shuman
Branch Chief
Securities and Exchange Commission
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

RE:      TITANIUM GROUP LIMITED
         REGISTRATION STATEMENT ON FORM S-1
         AMENDMENT FILED ON JANUARY 26, 2006
         FILE NO. 333-128302

Dear Mr. Shuman:

On behalf of Titanium Group Limited (the "Company"), Amendment No. 3 to the registration statement on Form S-1 is being filed.

The comments of the Staff in its letter dated February 13, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. WE REISSUE OUR PRIOR COMMENT 2. PLEASE SPECIFICALLY DISCLOSE THE FACTUAL BASIS FOR AND THE CONTEXT OF ALL YOUR BELIEFS, UNDERSTANDINGS, ESTIMATES, AND OPINIONS. THIS PARTICULARLY PERTAINS TO YOUR DISCLOSURE OF ALL PROJECTIONS, STATISTICS, AND ASSERTIONS. UNLESS YOU CAN SUBSTANTIATE ON A REASONABLE BASIS ALL OF THE PROJECTIONS, STATISTICS AND ASSERTIONS THAT YOU CITE, PLEASE REMOVE THEM. TO THE EXTENT YOU RELY ON INDUSTRY ANALYSES, PLEASE DISCLOSE WHETHER THE SOURCE IS PUBLICLY AVAILABLE. IF THE SOURCE IS NOT AVAILABLE FOR NO OR NOMINAL CHARGE, THEN THE COMPANY MUST ADOPT THE INFORMATION AS THE COMPANY'S OWN OR PROVIDE A CONSENT FOR ITS USE. ALSO, SUPPLEMENTALLY PROVIDE THE STAFF WITH COPIES OF ALL SOURCES UTILIZED FOR YOUR DISCLOSURE OF STATISTICS. SOME EXAMPLES INCLUDE THE FOLLOWING. THIS IS NOT AN EXHAUSTIVE LIST.

           o THE STATEMENTS IN THE FIRST PARAGRAPH ON PAGE 13 RELATING TO YOUR "INTERNAL RESEARCH";

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 2



           o THE STATEMENTS IN THE PARAGRAPH STARTING "ALTHOUGH DIFFERENT BIOMETRICS . . ." ON PAGE 18;
           o THE STATEMENTS IN THE PARAGRAPH IMMEDIATELY PRECEDING THE "TI-FACE" SUBSECTION ON PAGE 19;

         RESPONSE: The Company has reviewed the statements throughout the document and revised the statements, as they cannot be supported with independent studies or analyses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS, PAGE 11

2. PLEASE EXPAND THE FIFTH PARAGRAPH TO PROVIDE A QUANTITATIVE AND QUALITATIVE CONTEXT FOR YOUR PRODUCT PERFORMANCE CLAIMS AS TO A "VERY LOW ACCEPTANCE RATE" AND "A VERY HIGH VERIFICATION RATE". IN THE COMPETITION SUBSECTION OF "BUSINESS", INDICATE HOW THE PERFORMANCE OF THE COMPANY'S PRODUCTS COMPARES TO THE OFFERINGS OF ITS COMPETITORS.

         RESPONSE: This statement has been revised, as the product performance claims are based only on the Company's own internal testing. Such results would not be meaningful unless compared to the test results of competitors' products. The Company is unable to obtain test result of competitors' products conducted by any independent sources. Therefore the statement referred to in this comment has been revised.

3. IN THE RESULTS OF OPERATIONS DISCUSSION, YOU SOMETIMES REFER TO TWO OR MORE FACTORS OR EVENTS THAT CONTRIBUTED TO A MATERIAL CHANGE THAT IS DISCUSSED. WHERE A CHANGE FROM ONE PERIOD TO THE NEXT IS THE RESULT OF TWO OR MORE FACTORS OR EVENTS, PLEASE STATE THE AMOUNT OF THE CHANGES THAT WAS ATTRIBUTABLE TO EACH SEPARATE FACTOR OR EVENT. FOR EXAMPLE, WHAT PORTION OF THE INCREASED SG&A EXPENSES IN 2004 WAS DUE TO INCREASES IN THE NUMBER OF EMPLOYEES, AND WHAT PORTION WAS DUE TO ESTABLISHING A NEW RESEARCH CENTER.

         RESPONSE: Complied. Wherever possible, the Results of Operations discussion has been revised to quantify the amount of change that is attributable to various factors. See pages 15 and 16.

4. IN DISCUSSING THE CHANGES IN REVENUES FROM ONE PERIOD TO THE NEXT, PLEASE INDICATE THE EXTENT TO WHICH CHANGES IN YOUR REVENUES WERE ATTRIBUTABLE TO CHANGES IN PRICES CHARGED FOR PRODUCTS OR SERVICES, AS OPPOSED TO VOLUMES OF PRODUCTS OR SERVICES PROVIDED IN EACH PERIOD. IF PRICES FOR YOUR PRODUCTS AND SERVICES WERE CONSTANT IN 2004 AND 2005, PLEASE SO STATE.

         RESPONSE: Complied. The Results of Operations discussion has been revised to state that the Company's prices for products were constant in 2004 and 2005, but the pricing for products was lower in 2003. See pages 15 and 16.

PRIOR COMMENT NO. 11 LIQUIDITY AND CAPITAL RESOURCES

5. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 11 AND YOUR REVISED DISCUSSION OF SHAREHOLDER LOANS IMPACTING YOUR 2003 OPERATING ACTIVITIES. AS REQUESTED IN OUR PRIOR



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Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 3



         COMMENT, EXPLAIN WHY SHAREHOLDER LOANS ARE INCLUDED IN OPERATING ACTIVITIES AS OPPOSED TO FINANCING ACTIVITIES AND HOW THIS PRESENTATION COMPLIES WITH SFAS 95. IN YOUR RESPONSE CLEARLY ADDRESS THE PROVISIONS OF SFAS 95 THAT PERMIT CLASSIFICATION OF A LOAN AS AN OPERATING ACTIVITY. IN ADDITION PROVIDE THIS INFORMATION IN YOUR RESPONSE, AS OPPOSED TO REFERRING TO REVISIONS IN YOUR FILING AND REVISE YOUR FILING AS NEEDED.

         RESPONSE: The Statement of Cash Flows has been corrected, as shareholder loans should not have been included in operating activities. See page F-7.

6. WE NOTE THAT YOU USE THE TERM "BURN RATE" IN YOUR DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES. TELL US HOW YOU CONSIDERED ITEM 10(E) OF REGULATION S-K REGARDING NON-GAAP MEASURES AS IT RELATES TO YOUR USE OF THE TERM "BURN RATE". FURTHER TELL US WHETHER "BURN" RATE IS A MEASURE OF LIQUIDITY OR PERFORMANCE AND HOW THIS METRIC IS COMPUTED.

         RESPONSE: Instead of using the term "burn rate," the discussion refers to the term "fixed overhead." See page 18.

7. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 16, SPECIFICALLY, THAT YOU HAVE LIMITED YOUR DISCLOSURE RELATING TO THE IDENTITY OF CUSTOMERS WHO HAVE PURCHASED LARGE SYSTEMS BECAUSE OF PRIVACY CONCERNS. PLEASE BE ADVISED THAT YOUR MAJOR CUSTOMERS, SPECIFICALLY THOSE THAT ACCOUNT FOR 10% OR MORE OF YOUR CONSOLIDATED REVENUES, MUST BE IDENTIFIED PURSUANT TO ITEM 101(C) OF REGULATION S-K. REVISE OR ADVISE.

         RESPONSE: Those customers that account for 10% or more of the Company's consolidated revenues are identified in "Business - Customers". See page 26.

BUSINESS, PAGE 18

8. PROVIDE QUANTITATIVE CONTEXT FOR YOUR CLAIM IN THE THIRD PARAGRAPH THAT YOU ARE A LEADING PROVIDER OF AUTOMATIC FACE RECOGNITION SYSTEMS. IN PARTICULAR, HOW DID YOUR REVENUES FOR THE MOST RECENT PERIOD COMPARE TO THE REVENUES OF THE LARGER COMPANIES THAT ARE YOUR COMPETITORS. CLARIFY WHY YOU BELIEVE THAT SUPPLYING SYSTEMS TO GOVERNMENTS, LAW ENFORCEMENT ORGANIZATIONS, GAMING COMPANIES AND OTHER ORGANIZATIONS SUPPORTS YOUR CONCLUSION THAT YOU ARE A "LEADING PROVIDER".

         RESPONSE: The Company cannot obtain revenue figures from its competitors. Accordingly, the sentence has been revised to state only that the Company has sold systems to governments, law enforcement organizations, gaming companies and other organizations. See pages 19 and 20.

EXECUTIVE COMPENSATION, PAGE 31

9. PLEASE UPDATE THE EXECUTIVE COMPENSATION DISCLOSURE TO PROVIDE INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2005, THE MOST "RECENT FISCAL YEAR" AS THAT TERM IS USED IN ITEM 402 OF REGULATION S-K. IF BONUS AMOUNTS FOR THE PRIOR YEAR HAVE NOT YET BEEN DETERMINED, THIS SHOULD

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 4



         BE NOTED IN A FOOTNOTE TOGETHER WITH DISCLOSURE REGARDING THE DATE THE BONUS WILL BE DETERMINED, ANY FORMULA OR CRITERIA THAT WILL BE USED AND ANY OTHER PERTINENT INFORMATION. REFER TO INTERP. 8B OF TELEPHONE INTERP. MANUAL (JULY 1997).

         RESPONSE: The table appearing on page 31 and 32 has been updated to include information for the year ended December 31, 2005.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 33

10. WE NOTE THAT YOU ONLY LIST GOLDEN MASS AND ITS CONTROL PERSONS, MESSRS. CHEUNG AND TANG. WE WOULD NOT OBJECT TO OMISSION OF TABULAR INFORMATION ON ANY OTHER EXECUTIVE OFFICERS NAMED IN THE SUMMARY COMPENSATION TABLE, AS WELL AS ANY DIRECTORS, SO LONG AS YOU INCLUDE A STATEMENT THAT, EXCEPT AS SET FORTH IN THE TABLE, NONE OF THE PERSONS WITHIN THOSE CATEGORIES BENEFICIALLY OWNED ANY SHARES OF THE COMPANY'S COMMON STOCK.

         RESPONSE:  The Company has determined to leave the table as is.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, PAGE 34

11. PLEASE EXPAND THE TEXT CONCERNING THE SALES TO ERICORPS TO DISCUSS MORE CLEARLY AND SPECIFICALLY HOW THE PRICES AND OTHER TERMS OF THE RELATED PARTY TRANSACTION COMPARE TO THE PRICES AND TERMS OF CORRESPONDING TRANSACTIONS DURING EACH PERIOD WITH NON-AFFILIATED ENTITIES. ALTHOUGH WE NOTE THAT YOU STATE THAT THE TERMS ARE "SIMILAR", YOU SHOULD INDICATE WHETHER THE TERMS OF THE RELATED PARTY TRANSACTION ARE NO LESS FAVORABLE THAN THE TERMS OF TRANSACTIONS WITH NON-AFFILIATES. TO THE EXTENT THERE ARE VARIANCES IN THE TERMS OR SOME OF THE TERMS OF THE RELATED PARTY TRANSACTION MAY BE VIEWED AS LESS FAVORABLE TO THE COMPANY, DESCRIBE THE NATURE OF THESE VARIANCES.

         RESPONSE: This disclosure has been revised to state that the terms to Ericorps are the same as those provided to non-affiliated distributors. See page 34.

12. WITH RESPECT TO THE LOANS FROM RELATED PARTIES, PLEASE DISCLOSE THE AMOUNTS RECEIVED FROM AND REPAID TO EACH RELATED PARTY. IN THIS RESPECT, IT APPEARS THAT YOU DISCUSS THE LOANS FROM JOHNNY NG AND BILLY TANG IN THE AGGREGATE, RATHER THAN ON AN INDIVIDUAL BASIS. PROVIDE SIMILAR DETAILS WITH RESPECT TO THE "SHAREHOLDER LOANS" THAT ALSO APPEAR TO BE DISCUSSED IN AN AGGREGATED FASHION. DID THE COMPANY ENTER INTO PROMISSORY NOTES OR OTHER WRITTEN DOCUMENTATION WITH RESPECT TO THESE AND OTHER RELATED PARTY TRANSACTIONS REQUIRED TO BE DISCLOSED IN THIS SECTION? IF SO, THE WRITTEN AGREEMENTS SHOULD BE FILED AS EXHIBITS.

         RESPONSE: Prior to the Company's private placement in 2005, it was a closely-held business, with Golden Mass Technologies Ltd. as the controlling shareholder. Through other entities, Johnny Ng has 51% ownership of Golden Mass and Humphrey Cheung and Billy Tang each own 19%. As disclosed in "Management - Officers, Directors and Key Employees," Messrs. Ng, Cheung and Tang have founded and operated other businesses with each other and are close business partners. Due to this relationship, they have had a

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 5



         practice of settling their collective outstanding amounts due to and from the Company as one group. Also, because the Company was a closely-held business until the quarter ended September 30, 2005, there were no promissory notes to document these related party transactions.

         Once the Company obtained outside investors, net amounts due from related parties were offset against amounts due to related parties and the surplus, together with the outstanding amount owed under shareholders' loans, were contributed to the capital of the Company. Further, the Company has adopted a policy of prohibiting advances to related parties.

13. WE NOTE THE PAYMENTS TO MR. HUMPHREY CHEUNG. AS REQUIRED BY ITEM 404 OF REGULATION S-K, ALL RELATED PARTY TRANSACTIONS INVOLVING IN EXCESS OF $60 THOUSAND MUST BE DESCRIBED IN REASONABLE DETAIL. PLEASE DISCLOSE HOW MR. CHEUNG INTENDS TO PAY THE AMOUNTS DUE AND WHETHER THE PAYMENTS ARE SUBJECT TO INTEREST.

         RESPONSE: As disclosed in the prospectus, the amounts advanced to Humphrey Cheung were offset against amounts owed to the other related parties pursuant to their agreement. As of December 31, 2005, there were no amounts due from Humphrey Cheung or any other related party. Further, the Company has adopted a policy to prohibit this practice. The Company did not charge interest on the advances made to Mr. Cheung, as they had been made to facilitate the operation of the Company's PRC subsidiary.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS - NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

PRIOR COMMENT NO. 41 - NOTE 3. AMOUNT DUE FROM RELATED PARTIES, PAGE F-4

14. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 41. YOUR RESPONSE APPEARS TO BE INCONSISTENT WITH YOUR RESPONSE TO COMMENT NO. 55 IN OUR LETTER DATED DECEMBER 9, 2005, IN WHICH YOU INDICATE THAT IT TAKES A CONSIDERABLE AMOUNT OF TIME TO TRANSFER CASH THROUGH NORMAL BANKING CHANNELS AND THAT YOU SAVE APPROXIMATELY FIVE BUSINESS DAYS BY TRANSFERRING CASH TO A DIRECTOR. RECONCILE THESE TWO RESPONSES CONSIDERING IT DOES NOT APPEAR FROM YOUR RESPONSE TO PRIOR COMMENT 41 THAT THE DIRECTOR IMMEDIATELY DEPOSITS FUNDS HE RECEIVES IN HIS NAME DIRECTLY INTO THE BANK ACCOUNT OF YOUR SUBSIDIARY. FURTHER TELL US HOW FUNDS ARE TRANSFERRED TO THE DIRECTOR, PRESUMABLY LOCATED IN CHINA, AND IF DONE THROUGH A BANK TRANSFER, CLARIFY WHY THIS TAKES LESS TIME THEN A TRANSFER DIRECTLY TO THE BANK ACCOUNT OF YOUR SUBSIDIARY. ALSO TELL US WHETHER THERE IS A WRITTEN AGREEMENT BETWEEN THE COMPANY AND THE DIRECTOR RELATING TO THESE TRANSFERS, AND IF SO, PROVIDE US THE TERMS OF THE AGREEMENT.

         RESPONSE:  See the responses to comments 12 and 13 above.

FINANCIAL STATEMENTS - YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 6


PRIOR COMMENT NO. 42 - REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE FF-1

15. WE UNDERSTAND FROM YOUR RESPONSE THAT ZHONG YI IS INVOLVED IN THE CREDENTIALING PROCESS WITH THE OFFICE OF THE CHIEF ACCOUNTANT. PLEASE ADVISE US WHEN ZHONG YI HAS COMPLETED THIS PROCESS. AS NOTED IN OUR PRIOR COMMENT NO. 42 WE MAY BE UNABLE TO COMPLETE OUR REVIEW AND ACCEPT THE REPORT OF ZHONG YI UNTIL THE FIRM HAS COMPLETED THE CREDENTIALING PROCESS.

         RESPONSE: We understand the Zhong Yi has recently received a letter from the Office of the Chief Accountant and that the credentialing process is ongoing. We have noted your prior comment.

PRIOR COMMENT NO 43 - CONSOLIDATED STATEMENTS OF INCOME, PAGE F-2 AND FF-4

16. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 43 AND REVISED PRESENTATION OF REVENUES AND COST OF SALES IN YOUR CONSOLIDATED STATEMENTS OF INCOME. TELL US WHY NO, OR NOMINAL AMOUNTS, ARE ASSOCIATED WITH COST OF MAINTENANCE REVENUES.

         RESPONSE: The cost of maintenance revenues is now reflected separately from Selling, general and administrative expenses. See page F-4 and
         Note 4 of the Notes to the financial statements on page F-20.

PRIOR COMMENT NO 44 - NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE FF-11

17. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 44 AND REVISED DISCLOSURES IN NOTE 1 AND 12 OF YOUR AUDITED FINANCIAL STATEMENTS. CONSIDER CROSS REFERENCING YOUR DISCLOSURES IN NOTE 12 ("OPERATING RISK") TO NOTE 1, IN WHICH YOU DISCLOSE SIGNIFICANT CUSTOMERS AND SIGNIFICANT REVENUES GENERATED IN ONE COUNTRY.

         RESPONSE: The notes to the financial statements have been revised to disclose "Concentrations and Risks" together in one note, Note 17, which appears on pages F-27 and F-28.

PRIOR COMMENT NO. 45 - REVENUE RECOGNITION, PAGE FF-12

18. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 45 AND REFERENCE TO REVISED DISCLOSURES IN NOTE 2, WHICH INCLUDE A DESCRIPTION OF PRODUCTS AND SERVICES THAT RECOGNIZE REVENUE PURSUANT TO SFAS 13 AND SOP 97-2. PROVIDE THE INFORMATION ABOUT YOUR ACCOUNTING FOR THESE PRODUCTS AND
         SERVICES:

         PROVIDE THE INFORMATION AND ANALYSIS REQUESTED ABOVE IN YOUR RESPONSE LETTER AS OPPOSED TO REFERRING TO YOUR REVISED DISCLOSURES AND ALSO REVISE YOUR DISCLOSURES AS NECESSARY. PLEASE BE AS DETAILED AS NECESSARY TO PROVIDE A THOROUGH UNDERSTANDING OF YOUR REVENUE RECOGNITION FOR PRODUCTS AND SERVICES.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 7


         RESPONSE: To facilitate your review of the Company's response, the response to the specific item is set forth immediately after that item:

            o YOUR ANALYSIS OF DETERMINING UNITS OF ACCOUNT PURSUANT TO EITF 00-21 FOR MULTIPLE ELEMENT ARRANGEMENTS, THE ACCOUNTING LITERATURE THAT APPLIES TO RECOGNIZING REVENUES FOR THOSE UNITS OF ACCOUNT AND THE TIMING OF DELIVERY FOR EACH UNIT OF ACCOUNT;

                  Product arrangements comprising multiple deliverables including software, hardware, professional services, and maintenance are generally classified into one of the following categories:

                  FACIAL BASED BIOMETRIC IDENTIFICATION AND SECURITY PROJECTS THAT DO NOT REQUIRE SIGNIFICANT MODIFICATION OR CUSTOMIZATION OF THE COMPANY'S SOFTWARE Revenue associated with these arrangements, exclusive of amounts allocated to maintenance, for which the Company has vendor-specific objective evidence of fair value ("VSOE"), is recognized upon installation and receipt of written acceptance of the project by the customer when required by the provisions of the contract, provided that all other criteria for revenue recognition have been met. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.

                  FACIAL BASED BIOMETRIC IDENTIFICATION AND SECURITY PROJECTS THAT REQUIRE SIGNIFICANT MODIFICATION OR CUSTOMIZATION OF THE COMPANY'S SOFTWARE: Revenue associated with these arrangements is recognized using the percentage of completion method as described by SOP 81-1. The percentage of completion method reflects the portion of the anticipated contract revenue, excluding maintenance that has VSOE, which has been earned, equal to the ratio of labor effort expended to date to the anticipated final labor effort, based on current estimates of total labor effort necessary to complete the project. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the contractual maintenance period.

                  SELF-DEVELOPED SOFTWARE PRODUCTS SALES AND RE-SALE OF PURCHASED THIRD PARTIES PRODUCTS: Revenue associated with the sale of these products, excluding maintenance when applicable, is recognized upon shipment to the customer. The amount of these revenues has historically not been significant.

            o THE TERMS OF YOUR ARRANGEMENTS AND RELATED REVENUE RECOGNITION FOR PRODUCTS SUBJECT TO SFAS 13 AS NOTED IN YOUR DISCLOSURE, INCLUDING THE CLASSIFICATION OF THE LEASES, HOW YOU DETERMINE INTEREST RATES, RESIDUAL VALUES AND OTHER SIGNIFICANT ASSUMPTIONS AND FACTORS RELATING TO YOUR LEASE ACCOUNTING;
            o WHY SYSTEM DESIGN, IMPLEMENTATION AND TRAINING WOULD BE SUBJECT TO SFAS 13 CONSIDERING THE SCOPE OF THIS LITERATURE INCLUDES PROPERTY AND EQUIPMENT. WE REFER YOU TO EITF 01-8 AND PARAGRAPH 1 OF SFAS 13;

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 8


            o WHY YOU HAVE NOT PROVIDED ANY OF THE DISCLOSURES PURSUANT TO SFAS 13;

                  Reference to accounting pronouncement SFAS 13 "Accounting for Leases" was made incorrectly. SFAS 13 is not applicable to the Company and such reference has been deleted from the notes to the financial statements.

            o WHETHER ALL REVENUE RELATING TO UNITS OF ACCOUNT SUBJECT TO SOP 97-2 ARE DEFERRED UNTIL THE LAST DELIVERABLE IS ACCEPTED BY THE CUSTOMER;

                  See the explanation set forth above with respect to the question about multiple element arrangements. Revenue is recognized or deferred according to the interpretation in each of the three products revenue categories.

            o     TELL US THE STANDARD TERMS OF YOUR SOFTWARE LICENSE
                  ARRANGEMENTS;

                  Sales of the Company's products include a license to use the software in perpetuity so long as the software is installed on the hardware for which it was originally intended.

            o CONSIDERING YOUR DISCLOSURE THAT REVENUE IS DEFERRED UNTIL A USER ACCEPTANCE CERTIFICATE IS OBTAINED (I.E., AFTER SYSTEM DESIGN AND IMPLEMENTATION), TELL US WHY NO DETERRED REVENUE IS REPORTED IN YOUR BALANCE SHEETS;

                  The Company had some deferred revenue at December 31, 2003 that was included in Accounts payable. The deferred revenue is now in a separate line item on the balance sheet.

            o EXPLAIN THE DIFFERENCE BETWEEN SERVICES/UPGRADES/PRODUCTS UNDER POST CONTRACT CUSTOMER SUPPORT ARRANGEMENTS THAT ARE PROVIDED FREE OF CHARGE FOR THE FIRST TWELVE MONTHS AND THOSE PROVIDED UNDER "DEFINITE MAINTENANCE CONTRACTS";

                  The major difference between the "free" post-contract customer support ("PCS") arrangement and "definite maintenance contract" is that the free PCS is for all customers for the first twelve-month period, while the definite maintenance contract is not free and the terms and scope of services are as agreed upon between the Company and its particular customer.

            o TELL US HOW YOU HAVE CONSIDERED PARAGRAPH 56 OF SOP 97-2 IN EVALUATING WHETHER YOU ARE PROVIDING IMPLIED PCS UNDER THE TERMS OF YOUR CONTRACTS. IN THIS REGARD CONFIRM THAT IF AN UNSPECIFIED UPGRADE OR OTHER PRODUCTS AND SERVICES WERE PROVIDED TO CUSTOMERS IN THE SECOND YEAR OF THEIR CONTRACT THAT YOU WOULD NOT PROVIDE THOSE SAME UPGRADES AND SERVICES TO CUSTOMERS THAT WERE IN THE FIRST TWELVE MONTHS OF THEIR CONTRACT;

                  Generally the Company will provide both product warranty and PCS to its customers for a period of twelve months, free of charge, and thereafter enter into a definite

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 9


                  maintenance contract at the discretion of the customer. The Company confirms that it does not provide any unspecified upgrade or other products and services to its customers in the second year, unless the customer has a definite maintenance contract with the Company.

            o TELL US WHETHER YOU EVER SELL SOFTWARE WITHOUT PROVIDING CUSTOMIZATION, DESIGN AND IMPLEMENTATION SERVICES, AND IF SO, HOW YOU DETERMINE VSOE WHEN SOFTWARE IS SOLD WITH PCS.

                  Occasionally, the Company sells software without providing customization, design and implementation services. In those cases, revenue, exclusive of amounts allocated to maintenance, for which the Company has vendor-specific object evidence of fair value ("VSOE"), is recognized upon installation and receipt of written acceptance of the project by the customer when required by the provisions of the contract, provided that all other criteria for revenue recognition have been met. Revenue resulting from arrangements for which VSOE of the maintenance element does not exist is recognized ratably over the maintenance period.

PRIOR COMMENT NO. 48

19. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 48. AS REQUESTED IN OUR PRIOR COMMENT, TELL US WHETHER YOU GRANT PCS TO RESELLERS, AND IF SO, HOW YOU ALLOCATE THE ARRANGEMENT FEE TO PCS AND OTHER ELEMENTS. WE REFER YOU TO PARAGRAPH 62 OF SOP 97-2.

         RESPONSE: As discussed in Note 18 of the Notes to the financial statements, the Company provides both product warranties and post-contract customer support ("PCS") to its customers and resellers for a period of twelve months, free of charge. Thereafter, at the discretion of the customers, the Company will enter into definite maintenance contracts. PCS consists of the provision of a technical support telephone hotline for the customers. As customers seldom use this hotline, the Company does not assign any specific personnel to staff the hotline. As a result, the cost of the PCS during the free support period is insignificant and no reserve for the cost of PCS is required.

PRIOR COMMENT NO. 50 - RESEARCH AND DEVELOPMENT COSTS, PAGE FF-14

20. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 50. IT APPEARS FROM YOUR RESPONSE THAT ALL RESEARCH AND DEVELOPMENT COSTS RELATING TO PRODUCTS LAUNCHED IN 2004 AND 2005 WERE CAPITALIZED. CONSIDERING THIS, CONFIRM THAT PROACCESS FACEOK, PROACCESS FACEGUARD, PROFACER IDVR, PROFACER WATCHGUARD AND PROACCESS FACEATTEND REACHED TECHNOLOGICAL FEASIBILITY, AS DEFINED IN SFAS 86, PRIOR TO 2004.

         RESPONSE: The Company confirms that ProAccess FaceOK, ProAccess FaceGuard, ProFacer iDVR, ProFacer Watchguard and ProAccess FaceAttend reached technological feasibility, as defined in SFAS 86, prior to 2004.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 10


PRIOR COMMENT NO. 51 - RESEARCH AND DEVELOPMENT COSTS, PAGE FF-14

21. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 51. TELL US WHY THE AUDITOR'S OPINION IS NOT DATED AFTER AUGUST 31, 2005 OR DUAL DATED, CONSIDERING YOUR FINANCIALS STATEMENTS WERE RESTATED AFTER THAT DATE. HAVE YOUR AUDITOR'S REVISE THE DATE OF THEIR OPINION DATE, AS NECESSARY.

         RESPONSE: The Company believes that the auditor's opinion was dual dated and presented as: "August 31, 2005 (except for Note 13, as to which the date is January 25, 2006)". This issue is now moot, as a new audit report, bearing a date of March 1, 2006 is included in Amendment No. 3.

PRIOR COMMENT NO. 52 - GRANT AND SUBSIDY INCOME, PAGE FF-11

22. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 52 AND THAT THE COMPANY APPLIED SFAS 68 IN ACCOUNTING FOR GOVERNMENT GRANTS RECEIVED. TELL US WHY SFAS 68 APPLIES TO THE GOVERNMENT GRANTS YOU RECEIVED CONSIDERING PARAGRAPH 3 OF THAT STANDARD INDICATES "THIS STATEMENT DOES NOT ADDRESS REPORTING OF GOVERNMENT-SPONSORED RESEARCH AND DEVELOPMENT." FURTHER TELL US WHY YOU HAVE NOT APPLIED THE GUIDANCE IN PARAGRAPH 73 OF SOP 97-2, AS IT RELATES TO ACCOUNTING FOR INCOME RECEIVED FROM A FUNDING PARTY. IN ADDITION TELL US HOW YOU PROPOSE TO ACCOUNT FOR YOUR ARRANGEMENTS WITH TSING HUA UNIVERSITY AND THE INSTITUTE.

         RESPONSE: Note 2 of the Notes to the financial statements with respect to "Intangible assets/Software development costs" has been revised to comply with paragraph 73 of SOP 97-2. The 2003 and 2004 financial statements were restated to reflect the crediting of grant income to the software development costs prior to capitalization.

         Amounts expended by the Company as its share of expenses under the agreements with Tsing Hua University and the Institute will be reflected as research and development expenses.

PRIOR COMMENT NO. 55 - NOTE 8.  INCOME TAXES, PAGE FF-17

23. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 55 AND YOUR ANALYSIS OF THE IMPACT OF NOT RECORDING DEFERRED TAXES. IN YOUR ANALYSIS THE IMPACT ON 2003 INCOME OF NOT RECORDING DEFERRED TAXES IS 30% WHICH APPEARS TO BE MATERIAL. ALTHOUGH SAB TOPIC 1 M INDICATES THAT QUALITATIVE FACTORS SHOULD BE CONSIDERED WHEN MISSTATEMENTS ARE QUANTITATIVELY SMALL IT DOES NOT SUGGEST THAT THE QUALITATIVE FACTORS SHOULD BE CONSIDERED WHEN ITEMS ARE QUANTITATIVELY MATERIAL. TELL US WHY THIS AMOUNT IS NOT QUANTITATIVELY MATERIAL TO YOUR FINANCIAL STATEMENTS.

         RESPONSE: As disclosed in Note 3 to the Notes to the financial statements, the 2003 and 2004 statements have been restated to record deferred taxation.

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 11


PRIOR COMMENT NO. 56

24. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT 56. IT IS NOT EVIDENT FROM YOUR RESPONSE WHICH ITEMS INCLUDED IN YOUR ANALYSIS ARE TEMPORARY TIMING DIFFERENCES AND PERMANENT TIMING DIFFERENCES AND HOW YOUR DISCLOSURES COMPLY WITH ITEM 4-08(H) OF REGULATION S-X. TELL US WHICH ITEMS IN YOUR ANALYSIS ARE TEMPORARY TIMING DIFFERENCES AND DESCRIBE WHAT IS INCLUDED IN "OTHERS." PROVIDE US WITH THE ACCOUNTING ENTRIES TO RECORD DEFERRED TAX ASSETS AND LIABILITIES AND REVISE YOUR ANALYSIS PRESENTED IN RESPONSE TO OUR PRIOR COMMENT NO. 55 TO INCLUDE ALL TEMPORARY TIMING DIFFERENCES IN ADDITION TO THE AMOUNT PROVIDED FOR DEPRECIATION. ALSO, TELL US WHY THE AMOUNT OF THE VALUATION ALLOWANCE, WHICH YOU REFER TO IN YOUR RESPONSE, IS NOT DISCLOSED ALONG WITH THE RELATED NET OPERATING LOSS CARRY FORWARDS. WE MAY HAVE FURTHER COMMENTS BASED ON YOUR RESPONSE.

         RESPONSE: "Income not subject to tax," "Expenses not subject to tax," "Expenses not deductible for tax purposes," "Utilization of previous unrecognized tax losses," "Tax losses for which no deferred tax asset was recognized," and "others" in the reconciliation table related to the permanent difference items, while "Tax allowances" relates to the temporary difference. The accounting entry for the deferred tax liability is a debit to statement of operations and a credit to the balance sheet, while the entry for deferred tax assets is a debit to the balance sheet and credit to the statement of operations. As there no deferred tax assets have arisen, no valuation allowance is considered necessary.

         The Company has amended the disclosure in Note 13 of the Notes to financial statements in an effort to present a clearer explanation to the reader.

PRIOR COMMENT NO. 57 - NOTE 10.  RELATED PARTY TRANSACTIONS, PAGE FF-19

25. WE NOTE YOU RESPONSE TO OUR PRIOR COMMENT 57. AS NOTED IN YOUR RESPONSE THE AMOUNT OF REVENUE FROM SALES TO ERICORPS ARE SIGNIFICANT. CONSIDERING THIS, REVISE YOUR BALANCE SHEET, INCOME SHEET, INCOME STATEMENT, OR STATEMENT OF CASH FLOWS PURSUANT TO RULE 4-08 OF REGULATION S-X TO DISCLOSE RELATED PARTY TRANSACTIONS. FURTHER REVISE YOUR MD&A TO DISCUSS THE IMPACT OF RELATED PARTY TRANSACTIONS ON YOUR RESULTS OF OPERATIONS AND LIQUIDITY.

         RESPONSE: Complied. The disclosure of related party transactions pursuant to Regulation S-X is included in the audited financial statements. Reference to related party transactions has also been made in MD&A. See pages 15 to 17.

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

26. IN RESPONSE TO PRIOR COMMENT 27, YOU PROVIDE "FORM OF" AGREEMENTS AS EXHIBITS 10.9 AND 10.10. IF AN AGREEMENT WITH A DISTRIBUTOR IS MATERIAL, THEN THE AGREEMENT WITH THAT DISTRIBUTOR SHOULD BE FILED IN THE FORM IT WAS EXECUTED. IF YOU SEEK TO REDUCE THE BURDENS ASSOCIATED WITH FILING TWO OR MORE COPIES OF SUBSTANTIALLY IDENTICAL AGREEMENTS, YOU MAY RELY ON INSTRUCTION 2

Mark P. Shuman
Branch Chief
Securities and Exchange Commission
March 8, 2006
Page 12


         YET THIS APPROACH REQUIRES THAT YOU IDENTIFY THE PLACES IN THE AGREEMENT WHERE INFORMATION VARIES FROM ONE AGREEMENT TO THE NEXT AND THEN PROVIDES THE INFORMATION THAT VARIES IN A SCHEDULE TO THE AGREEMENT. OTHERWISE, PROVIDE THE APPROPRIATE DOCUMENTS OR PROVIDE US WITH A REASONABLE BASIS FOR EXCLUDING THE EXECUTED DOCUMENTS.

         RESPONSE: Complied. Two material distributor agreements are being filed as Exhibits 10.11 and 10.12.

UNDERTAKINGS

27. PLEASE PROVIDE THE UNDERTAKINGS SET FORTH IN ITEM 512(A)(5) AND (A)(6) OF REGULATION S-K, AS APPLICABLE.

         RESPONSE: Complied. The undertaking set forth in Item 512(a)(5)(ii) has been included. The undertakings in Item 512(a)(5)(i) were not applicable, as the Company is not relying on Rule 430B. Also, the undertakings of Item 512(a)(6) do not apply as this registration statement does not involve an initial distribution of the Company's securities. See pages II-3 and II-4.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Titanium Group Limited
         Zhong Yi (Hong Kong) C.P.A Company Limited